Mail Stop 4561
                                                             May 4, 2018


Michael Blum
Chief Financial Officer
ICOX Innovations, Inc.
4101 Redwood Ave., Building F
Los Angeles, CA 90066

       Re:    ICOX Innovations, Inc.
              Registration Statement on Form S-1
              Filed April 5, 2018
              File No. 333-224161

Dear Mr. Blum:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are in part registering the resale of shares of common stock whose issuance is contingent on receiving conditional approval for the listing of your common stock on a
       Canadian stock exchange. As the shares of common stock underlying the subscription receipts were not outstanding as of the date that the registration statement was filed, please provide us an analysis as to why you believe that these shares can be registered at this time. For guidance, refer to Question 139.06 of our Compliance and Disclosure
       Interpretations of Securities Act Sections.

2. Please disclose the terms of the conditional approval for the listing of the shares of the common stock on a Canadian stock exchange.
 Michael Blum
ICOX Innovations, Inc.
May 4, 2018
Page 2

3. You state that you "may" accept tokens or coins as payment for your services. It appears, however, that you will accept such form of payment pursuant to your business services agreement with WENN Digital Inc. In this regard, we note your disclosure that you have earned 20,000,000 "Platform tokens or coins." Please provide a detailed analysis explaining whether you believe these tokens or coins should be registered or exempt from registration under the Securities Act of 1933.

4. To the extent that you believe that the tokens or coins are securities and should be registered under the Securities Act of 1933, please disclose how you will ensure that you are not deemed an investment company pursuant to Section 3(a)(1)(C) of the Investment
       Company Act of 1940. Expand your disclosure to briefly discuss the nature and impact of that provision of the Investment Company Act. We note your disclosure in the first risk factor on page 9 that you believe you "will conduct [y]our business in a manner that does not result in [you] being characterized as an investment company . .. . or a broker-
       dealer." With regard to the latter, we also note your disclaimers on pages 48 and 49.

Prospectus Cover Page

5. You disclose that selling stockholders will sell their securities at fixed prices, prevailing market prices, varying prices, or negotiated prices. We note, however, that there currently is no existing market for your common stock. Please disclose the fixed price at which the selling stockholders are offering their securities pursuant to
Item 501(b)(3) of
       Regulation S-K.

Prospectus Summary, page 3

6. We note that you use the terms "cryptocurrency" and "digital asset." Please clarify that not all digital assets qualify as a currency and may be securities or other types of assets.
       In this regard, we note your disclosure in the first risk factor on page
8.

Risk Factors, page 4

7. Your disclosure on page 60 indicates that Mr. Blum serves as an officer of Hedgeye Risk
       Management, Seven7, LLC, and Asia Leisure Capital SA. In a risk factor, please disclose the number of hours per week that he devotes to your operations. Also address the limitations on the time and attention that he is able to devote to the company, any potential conflicts of interest faced by him as a result of such activity, and any procedures for addressing potential conflicts of interest.
 Michael Blum
ICOX Innovations, Inc.
May 4, 2018
Page 3

General Cryptocurrency Risks

"Regulatory changes or actions may alter the nature of an investment in us . . .. ," page 5

8. You state that you "do not participate in ICOs." Please qualify this statement by explaining that you may receive a portion of the tokens or coins issued by your customers in initial coin offerings as payment for your services, as disclosed on page 47. Please also disclose this information in the prospectus summary.

Risks Related to Our Business

"We are currently dependent on one client," page 11

9. We note that the one client from which you derived all your revenue in fiscal year 2017 was WENN Digital Inc., a related party. Please clarify that you are dependent on transactions with related parties here and in the prospectus summary.

Description of Business, page 47

10. Please provide a more detailed discussion of your business plans to provide services for initial coin offerings. Discuss the material costs that you expect to incur, known operational risks and challenges, and the timing of when you will be able to provide all of the services described in the prospectus. We note that as of April 5, 2018, the company had no employees.

Initial Coin Offerings and Cryptocurrency, page 47

11. Please identify the regulated exchanges to which you refer and on which you intend to trade the cryptocurrencies that you will hold. Clarify whether you are referring to trading platforms that are registered as national securities exchanges or alternative trading systems under Section 6 and Section 15 of the Exchange Act, respectively.

Corporate Governance

Director Independence, page 68

12. You disclose that Mr. Chell qualifies as an independent director pursuant to the definition of independence under the Nasdaq corporate governance rules. We note, however, that
       Mr. Chell served as your president and chief executive officer until October 15, 2017, holds 18.7% of your issued and outstanding shares of common stock, and serves as an officer of Business Instincts Group Inc. and WENN Digital Inc. In light of these circumstances, please provide the basis for your determination that Mr. Chell is an independent director. Your response should include an explanation of his role as
       "Chairman" of your company and, despite the "non-executive" qualification, whether
 Michael Blum
ICOX Innovations, Inc.
May 4, 2018
Page 4

       such role involves performing policy making functions. Refer to Rule 3b-7 of the
       Exchange Act. To the extent Mr. Chell is not an independent director, please add a risk factor that addresses the risk that is inherent in 75% of your board being non-
       independent.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6516 or me at (202) 551-
3453 with any questions. If you require additional assistance, you may contact Barbara C.
Jacobs, Assistant Director, at (202) 551-3730.

                                                            Sincerely,

                                                            /s/ Jan Woo

                                                            Jan Woo
                                                            Legal Branch Chief
                                                            Office of
Information
                                                            Technologies and
Services

cc:    Virgil Z Hlus
       Clark Wilson LLP